Exhibit 99.1

Interim Consolidated Financial Statements

(in thousands of United States dollars)

THERATECHNOLOGIES INC.

Three- and nine-month periods ended

August 31, 2021 and 2020

(Unaudited)

THERATECHNOLOGIES INC.

(Unaudited)

(in thousands of United States dollars)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(Unaudited)

As at August 31, 2021 and November 30, 2020

(in thousands of United States dollars)

	Note	August 31, 2021 $	November 30, 2020 $

Assets

Current assets
Cash		32,446	12,737
Bonds and money market funds		19,138	8,031
Trade and other receivables		13,107	12,430
Tax credits and grants receivable		406	755
Inventories		27,293	25,145
Prepaid expenses and deposits		4,568	5,189
Derivative financial assets		809	520

Total current assets		97,767	64,807

Non-current assets
Property and equipment		782	865
Right-of-use assets		2,268	2,618
Intangible assets		22,183	24,529
Other assets		3,661	7,323
Deferred financing costs	9(c)	341	-

Total non-current assets		29,235	35,335

Total assets		127,002	100,142

Liabilities

Current liabilities
Accounts payable and accrued liabilities		35,300	34,815
Provisions	5	3,274	1,947
Other obligations	6	4,965	4,666
Current portion of lease liabilities	8	462	425
Income taxes payable		41	16
Deferred revenue		28	50

Total current liabilities		44,070	41,919

Non-current liabilities
Convertible unsecured senior notes	7	53,752	52,403
Lease liabilities	8	2,233	2,555
Other liabilities	9(e)	75	41

Total non-current liabilities		56,060	54,999

Total liabilities		100,130	96,918

Equity
Share capital and warrants	9	335,716	287,312
Equity component of convertible unsecured senior notes		4,457	4,457
Contributed surplus		12,457	12,065
Deficit		(325,347)	(300,129)
Accumulated other comprehensive loss		(411)	(481)

Total equity		26,872	3,224

Total liabilities and equity		127,002	100,142

The accompanying notes are an integral part of these interim consolidated financial statements.	(1)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars, except per share amounts)

			For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note		2021 $	2020 $	2021 $	2020 $

Revenue	3		17,852	14,049	51,069	46,930

Operating expenses
Cost of sales
Cost of goods sold			4,283	4,611	13,187	15,780
Other production-related costs			-	280	-	811
Amortization of other assets			1,221	1,220	3,662	3,661
Research and development expenses (net of tax credits of $92 and $209 (2020 – $196 and $196)) for the three and nine-month periods			8,296	4,183	19,596	11,224
Selling expenses			7,657	7,025	20,716	20,327
General and administrative expenses			3,633	2,699	11,079	8,975

Total operating expenses			25,090	20,018	68,240	60,778

Loss from operating activities			(7,238)	(5,969)	(17,171)	(13,848)

Finance income	4		64	528	143	749
Finance costs	4		(2,318)	(1,327)	(4,752)	(4,019)

			(2,254)	(799)	(4,609)	(3,270)

Loss before income taxes			(9,492)	(6,768)	(21,780)	(17,118)

Income taxes			(18)	-	(44)	-

Net loss			(9,510)	(6,768)	(21,824)	(17,118)

Other comprehensive income (loss)
Items that may be reclassified to net profit (loss) in the future:
Net change in fair value of financial assets at fair value through other comprehensive income (FVOCI)			(35)	(11)	(96)	8
Exchange differences on translation of foreign operations			433	(451)	166	(495)

			398	(462)	70	(487)

Total comprehensive loss			(9,112)	(7,230)	(21,754)	(17,605)

Basic and diluted loss per share	9	(f)	(0.10)	(0.09)	(0.24)	(0.22)

The accompanying notes are an integral part of these interim consolidated financial statements.	(2)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

			For the nine-month period ended August 31, 2021

	Note		Share capital and warrants

			Number of shares	Amount	Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
				$	$	$	$	$	$

Balance as at November 30, 2020			77,013,411	287,312	4,457	12,065	(300,129)	(481)	3,224

Total comprehensive loss
Net loss			-	-	-	-	(21,824)	-	(21,824)
Other comprehensive income:
Net change in fair value of FVOCI financial assets			-	-	-	-	-	(96)	(96)
Exchange differences on translation of foreign operations			-	-	-	-	-	166	166

Total comprehensive loss			-	-	-	-	(21,824)	70	(21,754)

Transactions with owners, recorded directly in equity
Public issue of common shares and warrants	9	(a)	16,727,900	46,002	-	-	-	-	46,002
Share issue costs			-	-	-	-	(3,394)	-	(3,394)
Exercise of warrants			221,900	706	-	-	-	-	706
Share issue – Oncology	9	(b)	481,928	668	-	(668)	-	-	-
Share-based compensation plan:
Share-based compensation for stock option plan	9	(d)	-	-	-	1,493	-	-	1,493
Exercise of stock options:
Monetary consideration	9	(d)	665,000	595	-	-	-	-	595
Attributed value			-	433	-	(433)	-	-	-

Total contributions by owners			18,096,728	48,404	-	392	(3,394)	-	45,402

Balance as at August 31, 2021			95,110,139	335,716	4,457	12,457	(325,347)	(411)	26,872

			For the nine-month period ended August 31, 2020

			Share capital and warrants

			Number of shares	Amount	Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
				$	$	$	$	$	$

Balance as at November 30, 2019			76,953,411	287,035	4,457	10,783	(277,462)	21	24,834

Total comprehensive loss
Net loss			-	-	-	-	(17,118)	-	(17,118)
Other comprehensive income:
Net change in fair value of FVOCI financial assets			-	-	-	-	-	8	8
Exchange differences on translation of foreign operations			-	-	-	-	-	(495)	(495)

Total comprehensive loss			-	-	-	-	(17,118)	(487)	(17,605)

Transactions with owners, recorded directly in equity
Share based compensation plan:
Share based compensation for stock option plan			-	-	-	1,152	-	-	1,152
Exercise of stock options:
Monetary consideration			60,000	145	-	-	-	-	145
Attributed value			-	132	-	(132)	-	-	-

Total contributions by owners			60,000	277	-	1,020	-	-	1,297

Balance as at August 31, 2020			77,013,411	287,312	4,457	11,803	(294,580)	(466)	8,526

The accompanying notes are an integral part of these interim consolidated financial statements.	(3)

THERATECHNOLOGIES INC.

Interim Consolidated Statement of Cash Flows

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

		For the three-month periods ended August 31,		For the nine-month periods ended August 31,

	Note	2021 $	2020 $	2021 $	2020 $

Cash flows from (used in)

Operating activities
Net loss		(9,510)	(6,768)	(21,824)	(17,118)
Adjustments for:
Depreciation of property and equipment		61	62	174	183
Amortization of intangible assets and other assets		2,016	2,016	6,047	5,816
Amortization of right-of-use assets		112	111	338	329
Share-based compensation for stock option plan and stock appreciation rights		401	349	1,527	1,168
Write-down of inventories		-	282	-	676
Change in fair value of derivative financial assets		(48)	(141)	(272)	108
Change in fair value of liability related to deferred stock unit plan		50	140	273	(100)
Interest on convertible unsecured senior notes		847	838	2,482	2,482
Interest income		(64)	(32)	(143)	(278)
Foreign exchange		969	(586)	335	(550)
Accretion expense		612	485	1,801	1,508

		(4,554)	(3,244)	(9,262)	(5,776)

Change in operating assets and liabilities
Trade and other receivables		(2,800)	3,967	(700)	1,896
Tax credits and grants receivable		50	(193)	367	(193)
Inventories		1,157	(984)	(2,178)	(5,152)
Prepaid expenses and deposits		948	773	618	1,442
Accounts payable and accrued liabilities		2,843	579	827	228
Provisions		(717)	(642)	1,327	(72)
Deferred revenue		-	21	(22)	(21)
Income tax payable		19	-	25	-
Deferred financing costs		(79)	-	(79)	-

		1,421	3,521	185	(1,872)

Cash flows from (used in) operating activities		(3,133)	277	(9,077)	(7,648)

Financing activities
Repayment of long-term obligation		-	(3,500)	-	(3,500)
Proceeds from exercise of stock options		354	-	595	145
Proceeds from exercise of warrants		78	-	706	-
Proceeds from issue of common shares and warrants		-	-	46,002	-
Share issue costs		(36)	-	(3,394)	-
Interest paid on convertible unsecured senior notes		(1,653)	(1,653)	(3,306)	(3,306)
Payments of lease liabilities		(159)	(141)	(477)	(417)

Cash flows from (used in) financing activities		(1,416)	(5,294)	40,126	(7,078)

Investing activities
Proceeds from sale of bonds and money market funds		-	701	640	2,959
Acquisition of bonds and money market funds		(1,180)	(5)	(11,614)	(56)
Interest received		47	57	(273)	355
Proceeds from sale of derivative financial assets		-	-	-	(17)
Acquisition of intangible assets		-	-	(39)	-
Acquisition of property and equipment		(48)	(7)	(94)	(20)

Cash flows from (used in) investing activities		(1,181)	746	(11,380)	3,221

Net change in cash		(5,730)	(4,271)	19,669	(11,505)

Cash, beginning of period		38,235	21,440	12,737	28,661

Effect of foreign exchange on cash		(59)	73	40	86

Cash, end of period		32,446	17,242	32,446	17,242

Supplemental cash flow disclosures	10

The accompanying notes are an integral part of these interim consolidated financial statements.	(4)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the Company and individually as the subsidiaries of the Company).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The

Company’s head office is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8.

1	Basis of preparation

a)	Accounting framework

These unaudited interim consolidated financial statements (interim financial statements), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2020 and the notes thereto.

These interim consolidated financial statements have been authorized for issue by the Company’s Audit Committee on October 12, 2021.

b)	Basis of measurement

The Company’s interim consolidated financial statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Effective December 1, 2019, lease liabilities are measured at the present value of lease payments not paid at commencement date. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 12.

(5)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

c)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2020.

d)	Functional and presentation currency

The Company’s functional currency is the United States dollar (USD).

All financial information presented in USD has been rounded to the nearest thousand.

2	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2020 have been applied consistently in the preparation of these interim financial statements, except as described below.

Deferred Financing Costs

Deferred financing costs consists of fees charged by underwriters, attorneys, accountants, and other fees directly attributable to future issuances of shares. Provided these costs are determined to be recoverable, these costs are deferred and charged subsequently against the gross proceeds of the related equity transaction on a proportionate basis when it occurs. If at such time, the Company deems that these costs are no longer recoverable, they will be expensed as a component of finance expenses.

(6)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

3	Revenue

Net sales by product were as follows:

	For the three-month periods ended August 31,
	2021 $	2020 $
EGRIFTA® and EGRIFTA SVTM	11,224	6,864
Trogarzo®	6,628	7,185
	17,852	14,049

	For the nine-month periods ended August 31,
	2021 $	2020 $
EGRIFTA® and EGRIFTA SVTM	30,256	24,648
Trogarzo®	20,813	22,282
	51,069	46,930

Net sales by geography were as follows:

	For the three-month periods ended August 31,
	2021 $	2020 $
United States	17,109	14,049
Europe	743	-
	17,852	14,049

(7)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

	For the nine-month periods ended August 31,
	2021 $	2020 $
Canada	287	231
United States	48,578	46,699
Europe	2,204	-
	51,069	46,930

4	Finance income and finance costs

	Note	For the three-month periods ended August 31,
		2021 $	2020 $
Net foreign currency gain		-	496
Interest income		64	32

Finance income		64	528
Accretion expense	6, 7, 8	(612)	(485)
Interest on convertible unsecured senior notes		(847)	(838)
Bank charges		(6)	(5)
Net foreign currency loss		(851)	-
Loss on financial instruments carried at fair value		(2)	1

Finance costs		(2,318)	(1,327)

Net finance costs recognized in net profit or loss		(2,254)	(799)

(8)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

	Note	For the nine-month periods ended August 31,
		2021 $	2020 $
Net foreign currency gain		-	471
Interest income		143	278

Finance income		143	749
Accretion expense	6, 7, 8	(1,801)	(1,508)
Interest on convertible unsecured senior notes		(2,482)	(2,482)
Bank charges		(19)	(21)
Net foreign currency loss		(449)	-
Loss on financial instruments carried at fair value		(1)	(8)

Finance costs		(4,752)	(4,019)

Net finance costs recognized in net profit or loss		(4,609)	(3,270)

5	Provisions

	Chargebacks and rebates $	Returns $	Other $	Total $

Balance as at November 30, 2019	2,182	247	55	2,484

Provisions made	10,314	948	2,973	14,235
Provisions used	(10,818)	(935)	(3,019)	(14,772)

Balance as at November 30, 2020	1,678	260	9	1,947

Provisions made	7,274	641	-	7,915
Provisions used	(6,120)	(459)	(9)	(6,588)

Balance as at August 31, 2021	2,832	442	-	3,274

(9)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

6	Other obligations

The movement in the other obligations is as follows:

	Commercialization rights – Trogarzo® North American Territory $	Commercialization rights – Trogarzo® European Territory $	Total $

Balance as at November 30, 2019	3,417	4,570	7,987

Payment	(3,500)	-	(3,500)
Accretion expense	83	96	179

Balance as at November 30, 2020	-	4,666	4,666

Accretion expense	-	299	299

Balance as at August 31, 2021, all current	-	4,965	4,965

On October 1st, 2021, the payment for the commercialization Rights-Trogarzo European Territory was made by the Company.

7	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

$

Convertible unsecured senior notes as at November 30, 2019	50,741

Accretion expense	1,662

Convertible unsecured senior notes as at November 30, 2020	52,403

Accretion expense	1,349

Convertible unsecured senior notes as at August 31, 2021	53,752

(10)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

8	Lease liabilities

Carrying value $

Balance as at December 1, 2019	3,192

Accretion expense	215
Lease payments	(568)
Effect of change in exchange rates	141

Balance as at November 30, 2020	2,980

Accretion expense	153
Lease payments	(477)
Effect of change in exchange rates	39

Balance as at August 31, 2021	2,695

Current portion	(462)

Non-current portion	2,233

9	Share capital and warrants

  a) Public offering

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units at a price of $2.75 per unit for a gross cash consideration of $46,002, including the full exercise of the over-allotment option.

Each unit comprises one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a Warrant) and is classified in Share Capital and Warrants within equity. As at August 31, 2021, 221,900 Warrants were exercised and there were 8,142,050 Warrants outstanding. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of $3.18 at any time until January 19, 2024.

(11)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

b)	Milestone oncology

In March 2021, the Company issued 481,928 common shares under the terms of the acquisition agreement entered into with all of the shareholders of Katana Biopharma Inc. (Katana) for Katana’s in-licensed oncology platform. The purchase price for the oncology platform provided for share-based consideration to be issued upon attainment of two milestones. The first milestone consisted in initiating a Phase 1 clinical trial evaluating TH1902 for the treatment of Sortilin positive solid tumors. This milestone was achieved in March 2021. The estimated fair value of the share-based consideration of $668 initially recorded in contributed surplus on the date of the acquisition was reclassified to share capital in the second quarter.

c)	ATM program

Under the terms of a sales agreement dated July 23, 2021, the Company may issue and sell from time to time its common shares, having an aggregate offering price of up to US $50,000, through or to the Agent, as agent or principal, in the United States. Sales of the common shares will be made in transactions that are deemed to be “at-the-market distributions” (ATM). No common shares will be sold on the TSX or on other trading markets in Canada as “at-the-market distributions”. Subject to the terms and conditions of the sales agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Common Shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The Agent will be entitled to compensation at a fixed commission rate of three percent (3.0%) of the gross sales price per common share sold. The Company has no obligation to sell any of the common shares. Either the Company or the Agent may terminate the sales agreement in their sole discretion at any time by giving written notice. As at August 31, 2021, no common shares were issued. Total costs of $341 incurred in connection with the ATM program were recorded as deferred financing costs in the Interim Consolidated Statements of Financial Position.

d)	Stock option plan

The Company has established a stock option plan (Plan) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 7,700,000 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three years. As at August 31, 2021, 3,924,250 options could still be granted by the Company (2020 – 2,292,697) under the Plan.

All options are to be settled by the physical delivery of common shares.

(12)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

Changes in the number of options outstanding during the past two years were as follows:

	Weighted average exercise price per option
	Number of options	CAD	USD

Options exercisable in CA$

Options as at November 30, 2019 – CA$	2,415,784	3.93	2.96
Granted – CA$	1,077,721	3.06	2.25
Forfeited – CA$	(130,146)	5.08	3.63
Exercised (share price: CA$3.77 (US$2.68))	(60,000)	3.38	2.40

Options outstanding as at August 31, 2020 – CA$	3,303,359	3.61	2.62

Options as at November 30, 2020 – CA$	3,203,693	3.59	2.76
Granted – CA$	1,057,831	3.94	3.10
Forfeited – CA$	(113,461)	4.11	3.27
Exercised (share price: CA$4.18 (US$3.36))	(665,000)	1.11	0.89

Options outstanding as at August 31, 2021 – CA$	3,483,063	4.15	3.29

Options exercisable as at August 31, 2021 – CA$	1,899,924	4.51	3.58

Options exercisable in US$

Options as at November 30, 2020 – US$	12,500	-	2.35
Granted – US$	102,608	-	3.18

Options outstanding as at August 31, 2021 – US$	115,108	-	3.09

Options exercisable as at August 31, 2021 – US$	-	-	-

During the nine-month period ended August 31, 2021, $1,493 (2020 – $1,152) was recorded as share-based compensation expense for the Plan. The fair value of options granted during the period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	2021	2020

Options exercisable in CA$

Risk-free interest rate	1.35%	0.95%
Expected volatility	70%	70%
Average option life in years	8.5 years	8.5 years
Grant-date share price	$3.13 (CA$3.94)	$2.34 (CA$3.06)
Option exercise price	$3.13 (CA$3.94)	$2.34 (CA$3.06)

(13)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

2021

Options exercisable in US$

Risk-free interest rate	1.22%
Expected volatility	64%
Average option life in years	8.5 years
Grant-date share price	$2.83
Option exercise price	$2.83

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the following periods:

	Number of options	Weighted average grant date fair value

Options exercisable in CA$
For the three-month period ended August 31, 2021	38,500	$2.26 (CAD$2.85)
For the nine-month period ended August 31, 2021	1,057,831	$2.16 (CAD$2.72)
For the three and nine-month periods ended August 31, 2020	1,077,721	$1.60 (CAD$2.08)

	Number of options	Weighted average grant date fair value

Options exercisable in US$
For the three-month period ended August 31, 2021	21,515	2.34
For the nine-month period ended August 31, 2021	102,608	1.98

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

(14)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

e)	Stock appreciation rights (SARs)

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period of three years.

During the nine-month period ended August 31, 2021, $35 (2020 – $16) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions.

Measurement date as at August 31, 2021

Risk-free interest rate	1.22%
Expected volatility	64%
Average option life in years	7.5 years
Period-end share price	$3.61 (CAD$4.55)
SAR exercise price	$4.45 (CAD$5.62)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the SARs is estimated taking into consideration the vesting period at the grant date, the life of the SARs and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of SARs granted during the period ended:

For the three-month period ended August 31

	Number of SARs	Weighted average grant date fair value

2021	75,000	$1.98 (CAD$2.50)

At August 31, 2021, 115,000 SARs were outstanding. The liability related to the SARs of $75 (November 30, 2020: $41) is included in Other liabilities in the Consolidated Statement of Financial Position.

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

f)	Loss per share

For the three and nine-month periods August 31, 2021 and 2020, the weighted average number of common shares outstanding was calculated as follows:

	For the three-month periods ended August 31,
	2021	2020

Issued common shares as at June 1	94,820,639	77,013,411
Effect of share options exercised	116,141	-
Effect of broker warrants exercised	14,984	-

Weighted average number of common shares, basic and diluted	94,951,764	77,013,411

	For the nine-month periods ended August 31,
	2021	2020
Issued common shares as at December 1	77,013,411	76,953,411
Effect of share options exercised	277,683	31,018
Effect of public issue of common shares	14,021,350	-
Effect of broker warrants exercised	118,403	-

Weighted average number of common shares, basic and diluted	91,430,847	76,984,429

For the nine-month period ended August 31, 2021, 3,598,171 (2020 – 3,303,359) share options, 8,142,050 Warrants and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of notes, that may potentially dilute loss per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

10	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	August 31, 2021 $	August 31, 2020 $

Additions to property and equipment included in accounts payable and accrued liabilities	9	6
Deferred financing costs included in accounts payable and accrued liabilities	262	-
Initial recognition of right-of-use assets and lease liabilities	-	3,192
Reclassification of other liabilities to right-of use-assets	-	238

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

11	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2020.

12	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1: Defined as observable inputs such as quoted prices in active markets.

Level 2: Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3: Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at August 31, 2021, was approximately $52,325 (Level 1) based on market quotes.

Share-based payment transactions

The fair value of the employee stock options are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for a period equal to the expected life, weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2021 and 2020

(in thousands of United States dollars)

interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The deferred stock units liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

13	Operating segments

The Company has a single operating segment. Over 95% (2020 – 97%) of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	For the nine-month periods ended August 31,
	2021 $	2020 $

RxCrossroads	48,477	45,512
Others	2,592	1,418

	51,069	46,930

All of the Company’s non-current assets are located in Canada and Ireland. Of the Company’s non-current assets of $29,235, $28,051 as at August 31, 2021 are located in Canada and $1,184 are located in Ireland (November 30, 2020: $35,335, of which $34,006 were in Canada and $1,329 were in Ireland).

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